SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2014

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON DECEMBER 30, 2013

On December 30, 2013, at 5:00 p.m., at the Company’s offices located at Avenida das Nações Unidas, 8501, 24º andar, São Paulo/SP, CEP 05425-070, a Meeting of the Board of Directors of BRASKEM S.A. was held, with the presence of the undersigned Board Members, pursuant to the signatures affixed at the end of these minutes, in addition to its Chief Executive Officer, Carlos Fadigas. The Chairman of the Board of Directors, Marcelo Bahia Odebrecht, presided over the meeting and Marcella Menezes Ferreira de Souza Fagundes acted as secretary. AGENDA:  I) Subjects for deliberation: After due analysis of the Proposal for Deliberation (“PD”), a copy and related documentation of which were sent in advance for knowledge of the Board Members, as set out in its Internal Rules and which shall remain duly filed at the Company’s principal place of business, the following deliberation was unanimously approved  by the attendees pursuant to the terms and conditions set out in the respective PD: PD.CA/BAK – 14/2013 – Disposal of the interest directly and indirectly held by the Company in Distribuidora de Água Triunfo S.A., (“DAT”), equivalent to the totality of its share capital, to Odebrecht Ambiental S.A.,; with the Executive Office of Braskem being authorized to sign all agreements required for full implementation of this deliberation; II) Subjects for Acknowledgement:  Nothing to register; III) Subjects of Interest to the Company: Nothing to register. IV)  Adjournment: As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the attending Board Members, by the Chairman and by the Secretary of the Meeting. São Paulo, December 30, 2013. Sgd: Marcelo Bahia Odebrecht – Chairman; Marcella Menezes Fagundes – Secretary; José Carlos Cosenza; Alfredo Lisboa Ribeiro Tellechea; Almir Guilherme Barbassa; Álvaro Fernandes da Cunha Filho; Marcela Aparecida Drehmer Andrade; José Alcides Santoro Martins; Luiz de Mendonça; Newton Sergio de Souza; Patrick Horback Fairon; Roberto Zurli Machado.

The above matches the original recorded in the proper book.

Marcella Menezes Fagundes

Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000
Escritórios: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71) 3504-7932
São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 7, 2014

BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.